Michael M. Larsen

Vice President, Finance

and Chief Financial Officer

June 1, 2012

Via EDGAR

Ms. Cecilia Blye, Chief

Office of Global Security Risk

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	Gardner Denver, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2011

File No. 1-13215

Filed February 27, 2012

Dear Ms. Blye:

Set forth below are Gardner Denver, Inc.’s (the “Company”) responses to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated May 18, 2012, relating to the Company’s Form 10-K for the fiscal year ended December 31, 2011.

For ease of reference, the text of the Staff’s comments is set forth below in bold italics followed by the Company’s responses.

General

1.	We note that the websites of these of your brands/subsidiaries include distributor contact information for Iran, Syria, Sudan or Cuba: Gardner Denver Schopfheim (Iran), Emco Wheaton (Iran, Syria, Sudan and Cuba), Elmo Rietschle (Syria), Reavell (Iran, Syria and Sudan), and CompAir (Syria and Sudan). We also note that Iran’s Pishro Sanaot Farayand states on its website that it is the exclusive agent of Thomas Company and Rietschle Thomas Company. It includes these companies’ logos on its website and lists their products it distributes.

Iran, Syria, Sudan and Cuba are identified by the State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. We note that your Form 10-K does not include disclosure about contacts with Iran, Syria, Sudan or Cuba. Please describe to us the nature and extent of your past, current, and anticipated contacts with those countries, whether through subsidiaries, distributors, resellers or other direct or indirect arrangements. Your response should describe any services or products you have provided to Iran, Syria, Sudan or Cuba, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by the governments of those countries.

Gardner Denver, Inc. Response

The Company and its subsidiaries do not have any offices, assets, employees, or operations in Iran, Syria, Sudan or Cuba. The Company’s U.S. subsidiaries do not sell products or services to Iran, Syria, Sudan or Cuba, and the Company’s non-U.S. subsidiaries do not sell products or services to Iran or Cuba. Certain of the Company’s non-U.S. subsidiaries have sold, on a limited basis, civilian products to Syria and Sudan in accordance with applicable law and local export controls.

Gardner Denver, Inc.	1500 Liberty Ridge Drive, Suite 3000	Wayne, PA	tel 610-249-2002	fax 610-249-2095

Ms. Cecilia Blye

June 1, 2012

The Company voluntarily adopted a policy prohibiting its subsidiaries (including non-U.S. subsidiaries) from soliciting, initiating, accepting, or quoting new orders for products known to be destined for use in Iran or by the government of Iran. Any references to distributors in Iran or Cuba on the websites of the Company’s subsidiaries are incorrect and/or outdated and are in the process of being removed.

Pishro Sanaot Farayand, the third-party identified in the Staff’s comment, is not authorized to resell any products manufactured by the Company or any of its subsidiaries in Iran. Certain of the Company’s non-U.S. subsidiaries sold products to Pishro Sanaot Farayand between 2005 and 2007; however, the last shipment made to Pishro Sanaot Farayand was on March 29, 2007, and subsequent orders have been declined by such subsidiaries. The references to “Thomas Company” and “Rietschle Thomas Company” on Pishro Sanaot Farayand’s third-party website have not been authorized by the Company or any of its subsidiaries. The Company is currently investigating its ability to require that all such references be removed from this third-party website.

To the Company’s knowledge, belief and understanding, no sales have been made by its non-U.S. subsidiaries directly to the governments of Cuba and Iran or to entities controlled by those governments. The practice of the Company has been that if the Company or any of its subsidiaries becomes aware or suspects that a distributor is selling, or intends to sell, any of the Company’s products to Cuba or Iran, the Company declines to fill the order at issue.

Certain of the Company’s non-U.S. subsidiaries sell, on a limited basis, civilian products to Syria and Sudan in accordance with applicable law and local export controls. During the last three fiscal years and the first quarter of 2012, sales to Syria and Sudan consisted principally of commercially available air compressors, blowers, pumps, and related aftermarket repair and replacement parts (e.g., gaskets, pulleys, filters, belts and service kits), which are designed and intended for civilian purposes. To the Company’s knowledge, belief and understanding, certain of these sales were made to entities controlled by the governments of Syria or Sudan, subject to the Company’s internal screening procedures and in accordance with applicable law and local export controls.

The Company is committed to strict compliance with its policies and applicable laws and regulations of the United States and other countries in which the Company and its subsidiaries operate. The Company allocates significant resources to develop, implement and maintain a robust export compliance program through which sales transactions are screened. The Company’s export management system provides a system of safeguards specific to the Company’s commercial and dual use business to ensure compliance with the applicable global export controls laws and regulations. The Company’s compliance program includes, but is not limited to, the following:

•	Automatically blocking direct sales activities to embargoed countries within the Company’s primary enterprise management systems (SAP);

•

Providing annual export compliance training that includes specific instructions regarding embargoed or sanctioned countries to a broad range of employees, including export coordinators, shipping personnel, customer service representatives, and others; and

•	Maintaining a robust U.S. and growing international self-auditing program in respect of export compliance, including restricted and embargoed country sales procedures.

2.

Please discuss the materiality of your contacts with Iran, Syria, Sudan or Cuba described in response to the foregoing comment and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an

Ms. Cecilia Blye

June 1, 2012

investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Syria, Sudan and Cuba.

Gardner Denver, Inc. Response

As discussed above, the Company and its subsidiaries do not have any offices, assets, employees, or operations in Iran, Syria, Sudan or Cuba and do not sell products or services to Iran or Cuba. Certain of the Company’s non-U.S. subsidiaries sell products, on a limited basis, to Syria and Sudan consistent with applicable law and export controls; however, the Company does not consider these sales activities to be material or to constitute a material investment risk for the Company’s stockholders.

Revenues derived from sales to Syria and Sudan have not been material to the Company’s operations or financial results in quantitative terms. In 2009, 2010, 2011, and the first quarter of 2012, the Company had total revenues of $1.78 billion, $1.90 billion, $2.37 billion, and $0.60 billion, respectively. Revenues derived from sales to Cuba, Iran, Syria and Sudan by the Company’s non-U.S. subsidiaries during these same periods were approximately as set forth below.

Revenues from Cuba, Iran, Syria and Sudan (in U.S. Dollars in thousands)

	2009	2010	2011	2012 Q1
Cuba	$0	$0	$0	$0
Iran	$0	$0	$0	$0
Syria	$775	$1,747	$1,179	$101
Sudan	$1,153	$7	$3	$48

These sales to Syria and Sudan in the aggregate accounted for a small fraction of the Company’s total revenues, as set forth below.

Percent of Total Revenues

	2009	2010	2011	2012 Q1
Cuba	0%	0%	0%	0%
Iran	0%	0%	0%	0%
Syria	0.044%	0.092%	0.050%	0.017%
Sudan	0.065%	0.0004%	0.0001%	0.008%

In addition, the Company believes these sales have not been material from a qualitative standpoint and, in the Company’s opinion, would not be deemed important by a reasonable investor in making an investment decision regarding the Company. The only sales made to Syria and Sudan were of commercially available air compressors, blowers, pumps, and related aftermarket repair and replacement parts (e.g., gaskets, pulleys, filters, belts and service kits), which are designed and intended for civilian applications, and such sales were made by non-U.S. subsidiaries in accordance with applicable law and local export controls.

The Company has also considered the various divestment initiatives referred to in the Staff’s comments in determining that its activities in Syria and Sudan are immaterial. In the Company’s view, sales by its non-U.S. subsidiaries of insignificant amounts of civilian products to these countries do not present a material investment risk for the Company’s stockholders. The Company does not believe that divestiture initiatives related to such sales—if any were to occur—could reasonably be expected to have a material adverse effect on the Company’s operations, revenues, share price or its stockholders.

Ms. Cecilia Blye

June 1, 2012

In light of these factors, the Company does not believe that a reasonable investor would deem the insignificant amounts of products sold to Syria or Sudan to be qualitatively important in making an investment decision in the Company. The Company does not perceive any reasonable risk to the Company’s reputation or share price associated with these sales.

The Company believes it is responsive to investor concerns and sentiments and evaluates its activities continuously in light of issues of importance to all of its investors. The Company will continue to monitor the status of state legislation mandating reporting (and possible divestment) of business activities with the referenced countries and to assess whether it could reasonably be expected to have any material impact on the Company.

3.	We note that Emco Wheaton’s website provides distributor contact information for each of the above-referenced countries for its “Overwing Refueling Nozzles-Military Specification.” Please tell us whether any of the products, components or technology you provide into these countries are dual use or otherwise have military applications or uses. If so, tell us whether, to the best of your knowledge, understanding and belief, any have been put to military use by the referenced countries and describe any such use of which you are aware.

Gardner Denver, Inc. Response

To the Company’s knowledge, understanding and belief, none of the products, components or technology provided by its non-U.S. subsidiaries to Syria or Sudan during the last three fiscal years and the first quarter of 2012 were classified as dual use or military goods. As described in the Company’s responses to comments 1 and 2 above, the Company does not sell products or services to Iran or Cuba, and the Company believes that all sales to end users located in Syria and Sudan were in accordance with applicable law and local export controls. Furthermore, pursuant to applicable European Union directives, the Company and its subsidiaries are prohibited from delivering products manufactured according to military specifications, including dual use specifications, to Syria or to non-civilian end users located in Syria without the proper export licensing from local authorities.

The Company’s export management system provides a system of safeguards specific to the Company’s commercial and dual use business to ensure compliance with the applicable global export controls laws and regulations. Commodity jurisdiction determinations, product classification, and customer transaction screening are among the focal points of the Company’s export compliance program. The Company’s trade compliance department oversees and enforces the Company’s export compliance program through the deployment of manual procedures and automated systems to ensure the legitimacy of transactions. The safeguards include, but are not limited to, written policies and procedures, dedicated personnel, automated screening, training and outreach, audits, and recordkeeping. Further, Company policy and/or the Company’s commercial agreements require that Company employees, vendors and contractors comply with applicable laws and regulations that govern export and transfer of commodities, technology and services and defines the responsibilities and establishes the authority required to promote the Company’s compliance.

The Company’s export compliance program is deployed on a worldwide basis. However, diversion of products to unauthorized destinations or end users can occur from anywhere in the world, including from the United States, and if such activities come to the attention of the Company, they are dealt with in accordance with applicable export laws and regulations. To the Company’s knowledge, belief and understanding, all resales to end users located in Syria or Sudan by its non-U.S. subsidiaries have been made in accordance with applicable law and local export controls. In no case has the Company had any expectation or knowledge that any product would be provided to any end user located in Syria or Sudan without the appropriate export authorization.

Ms. Cecilia Blye

June 1, 2012

In addition, the Company acknowledges to the Staff that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its Form 10-K for the year ended December 31, 2011;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to its Form 10-K for the year ended December 31, 2011; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the Company’s responses or would like to discuss any of its views further, please feel free to contact me at 610-249-2002.

Sincerely,

/s/ Michael M. Larsen

Michael M. Larsen

Vice President and Chief Financial Officer

Gardner Denver, Inc.

cc: Brent Walters, Vice President, General Counsel, Chief Compliance Officer and Secretary of the Company